UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Brookdale Senior Living Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37944Q 10 3
(CUSIP Number)

Randal A. Nardone
Chief Operating Officer
c/o Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 798-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

November 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D on behalf of Fort GB Holdings LLC, dated December 2, 2008, Amendment No. 1 to the Schedule 13D on behalf of Fortress (GAGACQ) LLC, dated December 2, 2008, Amendment No. 3 to the Schedule 13D on behalf of Fortress Fund MM II LLC, dated August 1, 2006, Amendment No. 1 to the Schedule 13D on behalf of Fortress RIC Coinvestment Fund LP, dated December 2, 2008, Amendment No. 3 to the Schedule 13D on behalf of FIG LLC, dated August 1, 2006,

Amendment No. 3 to the Schedule 13D on behalf of Fortress Operating Entity I LP, dated August 1, 2006, Amendment No. 2 to the Schedule 13D on behalf of FIG Corp., dated January 4, 2008, Amendment No. 2 to the Schedule 13D on behalf of Fortress Investment Group LLC, dated January 4, 2008, and the initial Schedule 13D of Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 2 of 16 Pages
1		NAME OF REPORTING PERSONS Fort GB Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -15,871,424-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 3 of 16 Pages
1		NAME OF REPORTING PERSONS Fortress (GAGACQ) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -15,871,424-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) OO
*  Solely in its capacity as the managing member of Fort GB Holdings LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 4 of 16 Pages
1		NAME OF REPORTING PERSONS Fortress Fund MM II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -16,776,466-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) OO
*  Solely in its capacity as the managing member of Fortress (GAGACQ) LLC, the managing member of Fort GB Holdings LLC which directly owns 15,871,424 shares, and as the general partner of FABP (GAGACQ) LP which directly owns 905,042 shares.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 5 of 16 Pages
1		NAME OF REPORTING PERSONS Fortress RIC Coinvestment Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -8,793,392-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 6 of 16 Pages
1		NAME OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -34,455,468-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) OO
* 16,776,466 shares solely in its capacity as the managing member of Fortress Fund MM II LLC; 8,793,392 shares solely in its capacity as investment manager of Fortress RIC Coinvestment Fund LP; 8,800,434 shares solely in its capacity as investment manager of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P., and Fortress Investment Fund IV (Coinvestment Fund G) L.P.; and 85,176 shares solely in its capacity as the managing member of Drawbridge Special Opportunities Advisors LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 7 of 16 Pages
1		NAME OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -34,455,468-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) PN
* Solely in its capacity as holder of all of the issued and outstanding interests of FIG LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 8 of 16 Pages
1		NAME OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -34,455,468-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) CO
* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 9 of 16 Pages
1		NAME OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -34,455,468-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) OO
*  Solely in its capacity as holder of all of the issued and outstanding interests of FIG Corp.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 10 of 16 Pages
1		NAME OF REPORTING PERSONS Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-
	9	SOLE DISPOSITIVE POWER -3,017,952-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 11 of 16 Pages
1		NAME OF REPORTING PERSONS Robert I. Kauffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATIONUnited States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-
	9	SOLE DISPOSITIVE POWER -2,738,453-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 12 of 16 Pages
1		NAME OF REPORTING PERSONS Randal A. Nardone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | x |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -43,116,426-
	9	SOLE DISPOSITIVE POWER -2,904,553-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -43,116,426-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (based on 118,620,006 shares of common stock outstanding (excluding unvested restricted shares) as of November 9, 2009)
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Brookdale Senior Living Inc. (the "Issuer") is being filed to reflect the sale of Common Stock by certain current and former reporting persons, the approval of an amendment to the Issuer's certificate of incorporation and the amendment of the Stockholders Agreement, dated November 28, 2005, as subsequently amended (the “Stockholders Agreement”).  Unless otherwise defined in this Schedule 13D, capitalized terms used but not defined herein shall have the meanings as are ascribed to such terms in the Schedule 13D filed on July 25, 2006, as subsequently amended on January 4, 2008 and December 2, 2008.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a), (b), (c), and (f). This Statement is being filed jointly pursuant to a joint filing agreement attached hereto as Exhibit 99.1 by Fort GB Holdings LLC ("Fort GB"), Fortress (GAGACQ) LLC ("Fortress (GAGACQ)"), Fortress Fund MM II LLC ("Fund MM II"), Fortress RIC Coinvestment Fund LP ("Fortress RIC"), FIG LLC ("FIG"), Fortress Operating Entity I LP ("FOE I"), FIG Corp., Fortress Investment Group LLC ("Fortress" and, together with Fort GB, Fortress GAGACQ, Fund MM II, Fortress RIC, FIG, FOE I and FIG Corp., the "Fortress Reporting Persons"), Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone, collectively referred to herein as the "Reporting Persons."  The business address of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The principal business of each of the Fortress Reporting Persons is making securities, real estate and other asset-based investments. Set forth in the Amended and Restated Annex A attached hereto is a listing of the directors and executive officers of each of Fortress, FIG Corp., FIG, Fund MM II and Fort GB, the managing members of Fortress (GAGACQ), and the general partners of FOE I and Fortress RIC (collectively, the "Covered Persons"), and the business address and present principal occupation or employment of each of the Covered Persons and Messrs. Edens, Kauffman and Nardone, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen, except for Mr. Shibata, who is a citizen of Japan.

(d) and (e).  None of Wesley R. Edens, Robert I. Kauffman or Randal A. Nardone has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This initial Schedule 13D is being filed by Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone because, under the facts and circumstances described in Item 6, such Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This initial Schedule 13D is not being made as a result of any particular acquisitions or dispositions of Common Stock by Messrs. Edens, Kauffman and Nardone.

Item 4.	Purpose of Transaction

Item 4 is amended to include the following paragraphs:

"On November 4, 2009, Fort GB, Fortress GAGACQ and other entities managed by affiliates of Fortress holding a majority of the total number of shares of the Issuer's outstanding Common Stock entitled to vote in the election of directors approved by written consent an amendment (the "Amendment") to the Issuer's Amended and Restated Certificate of Incorporation to effectuate an increase in the authorized number of directors from not more than eight members to not more than nine members. The Amendment was previously approved by the Issuer's board of directors. The Amendment will become effective approximately 20 days after an information statement describing the action is delivered to the Issuer's stockholders. In connection with the Amendment, the Issuer and Fort GB, Fortress GAGACQ and other entities managed by affiliates of Fortress entered into an amendment to the Stockholders Agreement, as described in Item 6 herein.

On November 9, 2009, (i) Fort GB Holdings LLC, FRIT Holdings LLC, FABP (GAGACQ) LP, FBIF Holdings LLC, Drawbridge DSO Securities LLC and Drawbridge OSO Securities LLC (collectively, the "Selling Stockholders"), (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") and (iii) the Issuer entered into an Underwriting Agreement (the "Underwriting Agreement") pursuant to which the Selling Stockholders agreed to sell an aggregate of 18,205,000 shares of Common Stock (including the over-allotment option) to the Underwriter at $16 per share (before underwriting discounts and expenses).  On November 13, 2009, the offering closed.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed with the Securities and Exchange Commission on November 10, 2009 as Exhibit 1.1 to the Issuer's Current Report on Form 8-K, and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a) and (b). For the reasons set forth below, (i) each of Fort GB, Fortress (GAGACQ), Fund MM II, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 15,871,424 shares held directly by Fort GB, and (ii) each of Fund MM II, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 905,042 shares held directly by FABP (GAGACQ) LP. Each of Fortress (GAGACQ), Fund MM II, FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) Fortress (GAGACQ) has the ability to direct the management of Fort GB's business and affairs as the managing member of Fort GB; (ii) Fund MM II has the ability to direct the management of Fortress (GAGACQ)'s business and affairs as the managing member of Fortress (GAGACQ); (iii) Fund MM II has the ability to direct the management of FABP (GAGACQ) LP's business and affairs as the general partner of FABP (GAGACQ) LP, (iv) FIG has the ability to direct the management of Fund MM II's business and affairs as the managing member of Fund MM II; (v) FOE has the ability to direct the management of FIG's business and affairs as the sole member of FIG; (vi) FIG Corp. has the ability to direct the management of FOE's business and affairs as the general partner of FOE; and (vii) Fortress has the ability to direct the management of FIG Corp.'s business and affairs as the owner of all issued and outstanding shares of FIG Corp.

For the reasons set forth below, (i) each of FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 8,793,392 shares held directly by Fortress RIC, and (ii) each of FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 8,800,434 shares held directly by investment entities which are managed by FIG.  Each of FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) FIG has the ability to direct the management of Fortress RIC's business and affairs as the investment manager Fortress RIC; (ii) FOE has the ability to direct the management of FIG's business and affairs as the sole member of FIG; (iii) FIG Corp. has the ability to direct the management of FOE's business and affairs as the general partner of FOE; and (iv) Fortress has the ability to direct the management of FIG Corp.'s business and affairs as the owner of all issued and outstanding shares of FIG Corp.

As a result of being parties to the Stockholders Agreement, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act and to be the beneficial owners of 43,116,426 shares of Common Stock representing approximately 36.3% of the Issuer's Common Stock.  Notwithstanding the foregoing, however, the Reporting Persons have no power to vote, direct the voting of, dispose of, or direct the disposal of, any of Common Stock other than the power provided pursuant to the Stockholders Agreement and as described in the preceding two paragraphs.  Wesley R. Edens directly owns and has sole dispositive power over 3,017,952 shares of Common Stock. Robert I. Kauffman directly owns and has sole dispositive power over 2,738,453 shares of Common Stock. Randal A. Nardone directly owns and has sole dispositive power over 2,904,553 shares of Common Stock.  Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock from time to time owned directly or otherwise beneficially by the Reporting Persons, other than shares of Common Stock directly owned by such Covered Person.

(c) and (e). On November 13, 2009, in connection with the sale by the Selling Stockholders pursuant to the Underwriting Agreement, Fort GB and FABP (GAGACQ) LP sold 7,791,859 and 444,317 shares of Common Stock, respectively, at a price of $16 per share (before underwriting discount and expenses) in an underwritten public offering.  As of November 13, 2009, following the sale by the Selling Stockholders pursuant to the Underwriting Agreement, the following entities are no longer Reporting Persons as a result of their ceasing to be the beneficial owner of more than 5% of the Common Stock:  FRIT Holdings LLC, Fortress Investment Fund Sister Company LLC and Fortress Fund MM LLC. As of June 3, 2009, PRIN Holding LLC is no longer a Reporting Person as a result of its ceasing to be the beneficial owner of more than 5% of the Common Stock.

(d)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to replace the section therein entitled "Stockholders Agreement" in its entirety with the following:

 “Pursuant to the Stockholders Agreement, the Issuer and each of the Stockholders (as defined therein) agreed to take all reasonable actions within their respective control (including voting or causing to be voted all of the Common Stock held of record or beneficially owned by such Stockholder) and to take all other reasonably necessary actions so as to continue in office not more than nine directors and to elect to the Issuer's board of directors those persons designated by FIG in the following manner:

•
so long as the Fortress Stockholders (as defined therein) beneficially own more than 35% of the voting power of the Issuer, four directors designated by FIG, or if the board of directors is comprised of eight or nine members, five directors designated by FIG;

•	so long as the Fortress Stockholders beneficially own less than 35% but more than 25% of the voting power of the Issuer, three directors designated by FIG;
•	so long as the Fortress Stockholders beneficially own less than 25% but more than 10% of the voting power of the Issuer, two directors designated by FIG; and
•	so long as the Fortress Stockholders beneficially own less than 10% but more than 5% of the voting power of the Issuer, one director designated by FIG.

On November 12, 2009, Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone, respectively, acquired directly 2,738,452, 2,738,453 and 2,738,453 shares of Common stock that each previously held in a wholly-owned LLC.  In connection therewith, each of Messrs. Edens, Kauffman and Nardone executed joinders to the Stockholders Agreement, which provides for certain voting agreements more fully described above.  The foregoing description of the amendment to the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to such amendment filed with the Securities and Exchange Commission on November 4, 2009 as Exhibit 4.4 to the Issuer's Quarterly Report on Form 10-Q, and incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1
Joint Filing Agreement, dated November 16, 2009, by and among Fort GB Holdings LLC, Fortress (GAGACQ) LLC, Fortress Fund MM II LLC, Fortress RIC Coinvestment Fund LP, FIG LLC, Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC, Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone.

99.2
Underwriting Agreement, dated November 9, 2009, by and among Fort GB Holdings LLC, FRIT Holdings LLC, FABP (GAGACQ) LP, FBIF Holdings LLC, Drawbridge DSO Securities LLC and Drawbridge OSO Securities LLC, as Selling Stockholders, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Underwriter, and the Issuer, as filed with the Securities and Exchange Commission on November 10, 2009 as Exhibit 1.1 to the Issuer's Current Report on Form 8-K and incorporated herein by reference.

99.3
Amendment Number Two to Stockholders Agreement, dated as of November 4, 2009, by and among the Issuer and certain stockholders party thereto, as filed with the Securities and Exchange Commission on November 4, 2009 as Exhibit 4.4 to the Issuer's Quarterly Report on Form 10-Q and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

FORT GB HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

FORTRESS (GAGACQ) LLC By: Fortress Fund MM II LLC, as Managing Member
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

FORTRESS FUND MM II LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

FORTRESS RIC COINVESTMENT FUND LP
By:	RIC Coinvestment Fund GP LLC, as General Partner
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

FIG LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

FORTRESS OPERATING ENTITY I LP
By:	FIG Corp., as General Partner
By:	/s/ Randal A. Nardone
Randal A. Nardone its Principal

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

FIG CORP.
By:	/s/ Randal A. Nardone
Randal A. Nardone its Principal

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

FORTRESS INVESTMENT GROUP LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Principal

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

By:	/s/ Wesley R. Edens
Wesley R. Edens

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

By:	/s/ Robert I. Kauffman
Robert I. Kauffman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2009

By:	/s/ Randal A. Nardone
Randal A. Nardone

AMENDED AND RESTATED ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel H. Mudd	Chief Executive Officer and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
Richard N. Haass	President of the Council on Foreign Relations. The Council on Foreign Relations' address is The Harold Pratt House, 58 East 68th Street, New York, NY 10021.
Douglas L. Jacobs	Director of ACA Capital Holdings, Inc. ACA Capital Holdings, Inc.'s address is 140 Broadway, New York, NY 10005.
Howard Rubin
Director of Capstead Mortgage Corporation, Deerfield Triarc Capital Corp. and GateHouse Media. Capstead Mortgage Corporation's address is 8401 North Central Expressway, Suite 800, Dallas, TX 75225. Deerfield Triarc Capital Corp.'s address is 6250 N. River Road, 9th Floor, Rosemont, IL 60018. GateHouse Media's address is 350 Willowbrook Office Park, Fairport, NY 14450.

Takumi Shibata
Chief Executive Officer of the Asset Management Division of Nomura Holdings, Inc. Nomura Holdings, Inc.'s address is 9-1, Nihonbashi 1-chome, Chuo-ku, TKY 103-8645, Japan. Mr. Shibata is a citizen of Japan.

George W. Wellde Jr.	Chairman of the Board of Trustees of the University of Richmond. The Board of Trustees’ address is Maryland Hall, Suite 200, 28 Westhampton Way, University of Richmond, VA 23173

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

The name and principal occupation of each of the directors and executive officers of FIG Corp., the general partner of Fortress Operating Entity I LP, are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC

Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel H. Mudd	Chief Executive Officer and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

GENERAL PARTNER OF FORTRESS OPERATING ENTITY I LP

The name of the general partner of Fortress Operating Entity I LP, the holder of all issued and outstanding shares of beneficial interest of FIG LLC, is FIG Corp. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of the general partner of Fortress Operating Entity I LP and each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel H. Mudd	Chief Executive Officer and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC

The name and principal occupation of the each of the directors and executive officers of FIG LLC, the managing member of Fortress Fund MM II LLC and the investment manager of Fortress RIC Coinvestment Fund LP, are listed below. The principal business address of each of the directors and executive officers of FIG LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC

Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel H. Mudd	Chief Executive Officer and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

GENERAL PARTNER OF FORTRESS RIC COINVESTMENT FUND LP

The name of the general partner of Fortress RIC Coinvestment Fund LP is RIC Coinvestment Fund GP LLC. The name and principal occupation of each of the executive officers of RIC Coinvestment Fund GP LLC are listed below. The principal business address of each of the executive officers of RIC Coinvestment Fund GP LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
John Morrissey	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

EXECUTIVE OFFICERS OF FORTRESS FUND MM II LLC

The name and principal occupation of each of the executive officers of Fortress Fund MM II LLC, the managing member of Fortress (GAGACQ) LLC, are listed below. The principal business address of each of the executive officers of Fortress Fund MM II LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
John Morrissey	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

MANAGING MEMBER OF FORTRESS (GAGACQ) LLC

The name of the managing member of Fortress (GAGACQ) LLC, the managing member of Fort GB Holdings LLC, is Fortress Fund MM II LLC. The name and principal occupation of each of the executive officers of Fortress Fund MM II LLC are listed below. The principal business address of each of the executive officers of Fortress Fund MM II LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
John Morrissey	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

EXECUTIVE OFFICERS OF FORT GB HOLDINGS LLC

The name and principal occupation of each of the executive officers of Fort GB Holdings LLC are listed below. The principal business address of each of the executive officers of Fort GB Holdings LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
John Morrissey	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC